EXHIBIT 99.9

Telkom statement on alleged takeover negotiations

Telkom has taken note of speculative reports in the weekend press that Vodafone is interested in a takeover bid of the Company.

Papi Molotsane, CEO of Telkom, and Vodafone CEO, Arun Sarin, did meet during the course of last week, but this meeting was purely to discuss issues of cooperation between the two companies. This meeting was one of a series of meetings regarding Vodacom’s future growth.

Papi Molotsane said “the objective of the meeting was to explore possibilities of maximising our joint investment in Vodacom.”

At no stage did the two representatives discuss the sale of Telkom. All matters relating to such a sale can only be discussed by the Board.”